Exhibit 99.1

Copa Holdings Reports Net Income of US$6.2 Million and EPS of US$0.14 for the Third Quarter of 2015

Excluding special items, adjusted net income came in at $37.4 million, or EPS of $0.85 per share

Panama City, Panama — November 12, 2015. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2015 (3Q15). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2014 (3Q14).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$6.2 million for 3Q15, or diluted earnings per share (EPS) of US$0.14. Excluding special items, Copa Holdings would have reported an adjusted net income of $37.4 million, or $0.85 per share, a 62.5% decrease from adjusted net income of US$99.8 million and US$2.25 per share for 3Q14.

▪	Operating income for 3Q15 came in at US$50.6 million, a 54.5% decrease from operating income of US$111.1 million in 3Q14. Operating margin for the period came in at 9.2% or 7.5 percentage points below 3Q14, as a result of lower unit revenues.

▪	Total revenues decreased 17.5% to US$547.2 million. Yield per passenger mile decreased 20.1% to 12.7 cents and operating revenue per available seat mile (RASM) decreased 19.1% to 10.1 cents.

▪	For 3Q15, passenger traffic (RPMs) grew 1.8% on a 1.9% capacity expansion. As a result, consolidated load factor came in at 76.3%, or 0.1 percentage points below 3Q14.

▪	Operating cost per available seat mile (CASM) declined 11.8% to 9.2 cents. CASM, excluding fuel, increased 0.3% to 6.4 cents.

▪	Cash, short term and long term investments ended 3Q15 at US$1.08 billion, representing 45% of the last twelve months’ revenues. Of this amount, 39% is in Venezuela pending repatriation due to government currency controls.

▪	During the third quarter, as part of the Company’s share repurchase program, Copa Holdings entered into a US$100 million accelerated share repurchase program (ASR).

▪	During the third quarter, Copa Airlines took delivery of two Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 99 aircraft.

▪	For 3Q15, Copa Holdings reported consolidated on-time performance of 89.8% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	4Q15 Dividend Payment - Copa Holdings will pay its fourth quarter dividend of US$0.84 per share on December 15, 2015, on all outstanding Class A and Class B shares, to stockholders of record as of November 30, 2015.

Consolidated Financial & Operating Highlights	3Q15	3Q14	% Change		2Q15	% Change
Revenue Passengers Carried ('000)	1,987	1,937	2.6%		1,868	6.4%
RPMs (mm)	4,116	4,043	1.8%		3,933	4.6%
ASMs (mm)	5,397	5,296	1.9%		5,359	0.7%
Load Factor	76.3%	76.3%	-0.1	p.p.	73.4%	2.9	p.p.
Yield	12.7	15.9	-20.1%		13.2	-3.9%
PRASM (US$ Cents)	9.7	12.2	-20.2%		9.7	0.5%
RASM (US$ Cents)	10.1	12.5	-19.1%		10.0	0.9%
CASM (US$ Cents)	9.2	10.4	-11.8%		9.1	0.8%
CASM Excl. Fuel (US$ Cents)	6.4	6.4	0.3%		6.2	3.5%
Breakeven Load Factor (1)	69.8%	62.2%	7.6	p.p.	66.0%	3.8	p.p.
Fuel Gallons Consumed (Millions)	69.2	68.2	1.5%		67.9	1.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.16	3.12	-30.8%		2.30	-6.1%
Average Length of Haul (Miles)	2,071	2,088	-0.8%		2,105	-1.6%
Average Stage Length (Miles)	1,233	1,236	-0.2%		1,243	-0.8%
Departures	30,619	30,325	1.0%		30,094	1.7%
Block Hours	97,053	95,819	1.3%		95,694	1.4%
Average Aircraft Utilization (Hours)	10.8	11.0	-1.8%		10.8	-0.4%
Operating Revenues (US$ mm)	547.2	663.7	-17.5%		538.4	1.7%
Operating Income (US$ mm)	50.6	111.1	-54.5%		49.2	2.8%
Operating Margin	9.2%	16.7%	-7.5	p.p.	9.1%	0.1	p.p.
Net Income (US$ mm)	6.2	66.0	-90.6%		64.1	-90.3%
Adjusted Net Income (US$ mm) (1)	37.4	99.8	-62.5%		41.0	-8.7%
EPS - Basic and Diluted (US$)	0.14	1.49	-90.5%		1.46	-90.3%
Adjusted EPS - Basic and Diluted (US$) (1)	0.85	2.25	-62.2%		0.93	-8.7%
# of Shares - Basic and Diluted ('000)	44,030	44,404	-0.8%		44,038	0.0%

(1)Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 3Q15, 3Q14, and 2Q15 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and charges/gains related to the Venezuelan currency. . Additionally, 3Q15 exclude mark-to-market of share repurchase. Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 3Q15 RESULTS

Copa Holdings’ third quarter results reflect lower passenger yields, driven in large part by the reduction in Venezuelan yields from the transition to all US dollar ticket sales, as well as further demand weakness, mainly in Venezuela, Brazil and Colombia, which were partially offset by a lower fuel expense for the quarter.

Consolidated operating revenues decreased 17.5% to US$547.2 million on a 1.9% increase in capacity for the period. Load factor came in at 76.3%, or 0.1 percentage points below 3Q14, while yields came in at 12.7 cents, or 20.1% lower than 3Q14. As a result, passenger revenues per ASM (PRASM) decreased 20.2%, from 12.2 cents in 3Q14 to 9.7 cents in 3Q15.

Consolidated operating expenses for 3Q15 decreased 10.1% to US$496.7 million, and consolidated operating expenses per ASM (CASM) decreased 11.8% to 9.2 cents. Excluding fuel costs, unit costs increased 0.3% to 6.4 cents, driven in part by costs associated with the launch of our new loyalty program and costs associated with fleet returns.

Aircraft fuel expense decreased 29.8% or US$63.4 million compared to 3Q14, as a result of lower fuel prices partially offset by increased capacity. The Company’s effective jet fuel price, which includes a realized hedge loss of US$24.1 million in 3Q15 and a gain of US$2.1 million in 3Q14, decreased from an average of US$3.12 in 3Q14 to US$2.16 in 3Q15.

For 3Q15, the Company had fuel hedges in place representing 25% of its consolidated volume. The Company has hedged approximately 25% for 4Q15. For 2016, the Company has hedged approximately 32% of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$40.1 million for 3Q15 compared to a net non-operating expense of US$39.4 million for 3Q14. Non-operating income (expense) included a fuel hedge mark-to-market loss of US$26.8 million, compared to a fuel hedge mark-to-market loss of US$28.3 million for 3Q14, a US$2.1 million loss on the devaluation of the Venezuelan bolivar compared to a US$5.5 million loss in 3Q14, and a US$2.3 million mark-to-market loss related to the Company’s share repurchase program.

Copa Holdings closed the quarter with US$1.08 billion in cash, short term and long term investments, representing 45% of last twelve months’ revenues. Of such cash, US$427.4 million is subject to exchange controls in Venezuela and pending repatriation. Cash, short term and long term investments excluding the funds pending repatriation from Venezuela represent approximately 27% of last twelve months’ revenues.

Total debt at the end of 3Q15 amounted to US$1.26 billion, all of which is related to aircraft and equipment financing.

As a means to continue with the execution of the share buyback program, during the third quarter, the Company entered into an accelerated share repurchase agreement (the “ASR Agreement”) with a financial institution (“Dealer”) to repurchase common stock as part of the Company’s existing share repurchase program. Under the ASR Agreement, the Company paid an initial purchase price of $100 million to Dealer, and received an initial delivery of 500,000 shares of its common stock. The total number of shares of common stock that the Company will repurchase under the ASR Agreement will be determined based on the average of the volume weighted average prices of its common stock over the pricing period under the ASR agreement, less a specified discount. The pricing period is scheduled to end before December 31, 2015, and may end earlier at the Dealer’s discretion, at which time the remaining shares are to be delivered.

Copa Holdings’ third quarter results are mostly the product of a weak economic environment in Latin America, in particular South America. However, we believe we have a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2015

For 2015, based on year-to-date results and management’s expectations for 4Q15, the Company updates its guidance as follows: Consolidated capacity is expected to grow in the range of +/-5%. The Company is maintaining its Load Factor guidance but slightly lowering its RASM guidance, due to lower yields resulting mainly from further weakening of Latin American currencies. The Company is maintaining its CASM ex-fuel guidance. Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$2.18 per gallon. As a result, we are narrowing our full year operating margin guidance to 11-12%.

Financial Outlook	2015 - Full Year Revised	2015 - Full Year Prior	2014 Reported
Capacity - ASM Growth	+/-5%	+/-5%	9.5%
Average Load Factor	+/-75%	+/-75%	76.7%
RASM (cents)	+/-10.4	+/-10.5	13.1
CASM Ex-fuel (cents)	+/-6.5	+/-6.5	6.6
Operating Margin	11-12%	11-13%	19.8%

OUTLOOK FOR 2016 – PRELIMINARY

For 2016, preliminary guidance is for consolidated capacity growth in the range of 3%, mainly as a result of the full year effect of capacity added in 2015. Load factor should increase beyond 2015 levels to 76%, however RASM is expected to come in below 2015 levels mainly due to the full year effect of yield weakness experienced from weaker economies and devalued currencies as of the second quarter of 2015, as well as our expectations of continued weakness in regional demand, particularly in countries such as Brazil, Venezuela, and Colombia. At 6.5 cents, CASM ex-fuel is expected to come in flat year over year. The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for 2016 is US$2.05 per gallon. As a result, the Company is projecting an operating margin in the range of 10% to 12%.

Financial Outlook	2016 – Full Year
Capacity - YOY ASM Growth	+/-3%
Average Load Factor	+/-76%
RASM (cents)	+/-10.2
CASM Ex-fuel (cents)	+/-6.5
Operating Margin	10-12%

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 3Q15 totaled US$547.2 million, a 17.5% decrease from operating revenue of US$663.7 million in 3Q14. This decrease was due to an 18.7% or US$120.2 million decrease in passenger revenue.

Passenger revenue. For 3Q15 passenger revenue totaled US$523.5 million, an 18.7% decrease from passenger revenue of US$643.7 million in 3Q14. A 0.1 percentage point decrease in load factor, combined with a 20.1% drop in passenger yield, resulted in a 20.2% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$23.7 million in 3Q15, an 18.7% increase from cargo, mail and other revenue of US$20.0 million in 3Q14.

Operating expenses

For 3Q15, consolidated operating expenses decreased 10.1% to US$496.7 million, representing operating cost per available seat mile (CASM) of 9.2 cents. CASM, excluding fuel costs, increased 0.3% to 6.4 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q15, aircraft fuel totaled US$149.2 million, a US$63.4 million or 29.8% decrease over aircraft fuel of US$212.6 million in 3Q14. This decrease was primarily a result of a 1.5% increase in gallons consumed, and a 30.8% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.16 in 3Q15 as compared to US$3.12 in 3Q14. The all-in average price per gallon of jet fuel for 3Q15 includes a $24.1 million fuel hedge loss, compared to a US$2.1 million gain in 3Q14.

Salaries and benefits. For 3Q15, salaries and benefits totaled US$71.9 million, a 2.9% decrease over salaries and benefits of US$74.0 million in 3Q14. The main driver was a positive effect of foreign exchange rates.

Passenger servicing. For 3Q15, passenger servicing totaled US$65.2 million, a 5.3% decrease over passenger servicing of US$68.8 million in 3Q14. This decrease resulted primarily from efficiencies related to meals on board and airport handling at stations.

Commissions. For 3Q15, commissions totaled US$22.6 million, a 1.3% decrease from commissions of US$22.9 million in 3Q14. This decrease was primarily a result of a lower revenue base, partly offset by a higher average commission rate.

Reservations and sales. Reservations and sales totaled US$19.6 million, an 11.2% decrease from reservation and sales of US$22.1 million in 3Q14. This decrease was primarily a result of a lower revenue base and fewer GDS bookings.

Maintenance, material and repairs. For 3Q15, maintenance, material and repairs totaled US$25.9 million, a 7.3% increase from maintenance, material and repairs of US$24.2 million in 3Q14. This increase was primarily a result of the timing of certain maintenance repairs mainly related to aircraft lease returns.

Depreciation. Depreciation totaled US$35.5 million in 3Q15, a 26.4% increase over depreciation of US$28.1 million in 3Q14. This increase was primarily driven by the full-year effect of additional aircraft and maintenance events from 2014, additional 2015 aircraft deliveries, and the accelerated depreciation of maintenance events related to leased aircraft returns scheduled for later this year and next year.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 0.4% from US$75.6 million in 3Q14 to US$75.9 in 3Q15, primarily as a result of an increase in departures and block hours, and additional aircraft rentals, partially offset by lower administrative expenses related to pilot recruitment.

Other. Other expenses totaled US$30.8 million, an increase of US$6.5 million over 3Q14 mainly as a result of costs associated with the launch of ConnectMiles.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$40.1 million in 3Q15, compared to a net expense of US$39.4 million in 3Q14.

Interest expense. Interest expense totaled US$8.3 million in 3Q15, an 8.8% increase from interest expense of US$7.6 million in 3Q14, as a result of a higher effective interest rate and outstanding debt balance related to recent aircraft deliveries.

Interest income. Interest income totaled US$5.7 million, a 31.7% increase over interest income of US$4.3 million in 3Q14.

Other, net. Other, net totaled a net loss of US$37.6 million in 3Q15 compared to a net loss of US$36.2 million in 3Q14. Other, net for 3Q15, consists mainly of a fuel hedge mark-to-market loss of US$26.8 million, compared to a fuel hedge mark-to-market loss of US$28.3 million for 3Q14.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 76 Boeing 737NG aircraft and 25 EMBRAER-190s. For more information visit: www.copa.com.

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q15	3Q14	Change	2Q15	Change
Operating Revenues
Passenger Revenue	523,531	643,719	-18.7%	517,508	1.2%
Cargo, mail and other	23,716	19,974	18.7%	20,846	13.8%
Total Operating Revenue	547,247	663,693	-17.5%	538,354	1.7%

Operating Expenses
Aircraft fuel	149,197	212,591	-29.8%	155,908	-4.3%
Salaries and benefits	71,902	74,016	-2.9%	69,204	3.9%
Passenger servicing	65,175	68,791	-5.3%	63,315	2.9%
Commissions	22,632	22,934	-1.3%	20,383	11.0%
Reservations and sales	19,636	22,122	-11.2%	22,033	-10.9%
Maintenance, material and repairs	25,946	24,186	7.3%	27,999	-7.3%
Depreciation	35,485	28,070	26.4%	33,855	4.8%
Flight operations	30,928	34,014	-9.1%	32,605	-5.1%
Aircraft rentals	30,409	28,083	8.3%	30,034	1.3%
Landing fees and other rentals	14,585	13,498	8.1%	14,889	-2.0%
Other	30,796	24,327	26.6%	18,973	62.3%
Total Operating Expense	496,691	552,633	-10.1%	489,197	1.5%

Operating Income	50,556	111,060	-54.5%	49,157	2.8%

Non-operating Income (Expense):
Interest expense	(8,271)	(7,603)	8.8%	(8,372)	-1.2%
Interest income	5,728	4,348	31.7%	5,789	-1.1%
Other, net	(37,600)	(36,157)	4.0%	24,657	n/m
Total Non-Operating Income/(Expense)	(40,143)	(39,412)	1.9%	22,074	n/m

Income before Income Taxes	10,413	71,648	-85.5%	71,231	-85.4%

Provision for Income Taxes	4,200	5,667	-25.9%	7,134	-41.1%

Net Income	6,213	65,980	-90.6%	64,097	-90.3%

EPS - Basic and Diluted	0.14	1.49	-90.5%	1.46	-90.3%
Shares - Basic and Diluted	44,030,111	44,403,578	-0.8%	44,037,684	0.0%

Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$121,540	$221,443
Restricted cash and cash equivalents	48,702	52,425
Short-term investments	484,242	492,735
Total cash, cash equivalents and short-term investments	654,483	766,603

Accounts receivable, net of allowance for doubtful accounts	123,096	121,258
Accounts receivable from related parties	1,826	892
Expendable parts and supplies, net of allowance for obsolescence	59,910	59,954
Prepaid expenses	52,565	56,793
Other current assets	81,243	5,949
Total Current Assets	973,124	1,011,449

Long-term investments	428,259	396,802

Property and Equipment:
Owned property and equipment:
Flight equipment	2,955,926	2,725,407
Other equipment	98,021	89,257
	3,053,947	2,814,664
Less: Accumulated depreciation	(720,511)	(630,503)
	2,333,436	2,184,161
Purchase deposits for flight equipment	276,504	321,175
Total Property and Equipment	2,609,941	2,505,336

Other Assets:
Net pension asset	21,341	13,784
Goodwill	19,243	20,380
Intangible asset	45,335	36,915
Deferred tax Assets	22,594	17,235
Other assets	72,097	88,973
Total Other Assets	180,611	177,287
Total Assets	$4,191,935	$4,090,874

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$258,990	$187,646
Accounts payable	105,555	125,412
Accounts payable to related parties	10,712	6,749
Air traffic liability	352,283	408,012
Taxes and interest payable	59,809	58,554
Accrued expenses payable	63,432	85,847
Other current liabilities	105,901	109,277
Total Current Liabilities	956,682	981,497

Non-Current Liabilities:
Long-term debt	997,657	928,964
Post employment benefits liability	16,588	11,262
Other long-term liabilities	66,006	57,747
Deferred tax liabilities	45,940	36,296
Total Non-Current Liabilities	1,126,192	1,034,269

Total Liabilities	2,082,874	2,015,766

Shareholders' Equity:
Class A - 33,456,095 issued and 32,477,353 outstanding	20,924	20,859
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	56,390	53,486
Treasury Stock	(58,080)	(18,426)
Retained earnings	2,083,801	2,011,485
Accumulated other comprehensive income (loss)	(1,439)	238
Total Shareholders' Equity	2,109,061	2,075,108
Total Liabilities and Shareholders' Equity	$4,191,935	$4,090,874

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the nine months ended September 30,

(In US$ thousands)

	2015	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	236,743	148,334	563,727
Cash flow used in investing activities	(223,658)	(165,328)	(26,314)
Cash flow (used) from in financing activities	(98,982)	64,622	(138,325)
Net (decrease) increase in cash and cash equivalents	(85,897)	47,628	399,088
Cash and cash equivalents at December 31	207,437	139,110	76,094
Cash and cash equivalents at September 30 *	$121,540	$186,738	$475,182

Short-term investments **	484,242	698,945	499,047
Long-term investments ***	428,259	240,097	46,590
Restricted cash and cash equivalents ****	48,702	-	-
Total cash and cash equivalents and investments at September 30	$1,082,743	$1,125,780	$1,020,819

* At September 2015 and 2014, cash and cash equivalents include $11 million and $7 million, respectively, of cash in Venezuela which the Company expects to use over the next quarter as part of the normal operations in that country.

** Short term - investments include $265 million of cash in Venezuela at September 2014.

*** Long term - investments include $427 million and $239 million at September 2015 and 2014 of cash in Venezuela, respectively.

**** Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	3Q15	3Q14	2Q15

Net income as Reported	$6,213	$65,980	$64,097

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	26,800	28,293	(23,409)
(Loss) gain due to devaluation of Venezuelan Bolivar	(2,100)	(5,516)	(294)
Unrealized (gain) loss on shares repurchase	2,296
Adjusted Net Income	$37,408	$99,789	$40,982

Shares used for Computation (in thousands)
Basic and Diluted	44,030	44,404	44,038

Adjusted earnings per share - Basic and Diluted	0.85	2.25	0.93

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q15	3Q14	2Q15

Operating Costs per ASM as Reported	9.2	10.4	9.1
Aircraft fuel per ASM	(2.8)	(4.0)	(2.9)
Operating Costs per ASM excluding fuel	6.4	6.4	6.2